As filed with the Securities and Exchange Commission May 27, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 Amendment No. 1
                                       to
                                  SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           CHRISTIANA COMPANIES, INC.
                              (Name of the Issuer)

                                    C2, INC.
                                SHELDON B. LUBAR
                      (Name of Person(s) Filing Statement)

                          COMMON SHARES $1.00 PAR VALUE
                         (Title of Class of Securities)
                                    170819106
                      (CUSIP Number of Class of Securities)

                               William T. Donovan
                                    Chairman
                                    C2, Inc.
                       700 North Water Street, Suite 1200
                           Milwaukee, Wisconsin 53202
                                 (414) 291-9000
                            Facsimile: (414) 291-9061

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                                 Marc J. Marotta
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400

   This statement is filed in connection with (check the appropriate box):

   A. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
   B. [X] The filing of a registration statement under the Securities Act of 1933.
   C.   [_]  A tender offer.
   D.   [_]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[_]

                         CALCULATION OF REGISTRATION FEE


             Transaction Valuation                   Amount of Filing Fee
                $186,645,571(1)                           $37,330(1)

   (1) Determined pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934.
   [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

   Amount Previously Paid:  $38,240
   Form or Registration No.:  Schedule 14A (File No. 1-3846)
   Filing Party:  EVI, Inc. and Christiana Companies, Inc.
   Date Filed:    February 19, 1998

                                  INTRODUCTION

             This Schedule 13E-3 relates to the proposed merger (the "Merger") of Christiana Acquisition, Inc. a Wisconsin corporation ("Sub") and wholly-owned subsidiary of EVI, Inc., a Delaware corporation ("EVI") with and into Christiana Companies, Inc., a Wisconsin corporation (the "Company"), pursuant to which each share of Common Stock, without par value (collectively, the "Shares"), of the Company will be converted into the right to receive (i) approximately 0.74913 shares of EVI Common Stock, $1.00 par value ("EVI Shares"); (ii) cash of approximately $3.50 (the "Cash Consideration"); and (iii) a contingent cash payment of approximately $1.92, which is payable no earlier than five years after the effective date of the Merger to the extent such funds are not required to satisfy contingent claims against the Company and various indemnity obligations.

             As part of the Merger, the Company will sell two-thirds of its interest in Total Logistic Control, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Logistic") to C2, Inc., a newly-formed Wisconsin corporation currently controlled by Sheldon
   B. Lubar ("C2") for $10.67 million (the "Logistic Sale"). Consummation of the Merger (including the Logistic Sale) is subject to a number of conditions, including approval by the shareholders of EVI and the Company.

             Pursuant to a separate prospectus being provided to Company shareholders, C2 is offering each Company shareholder the ability to purchase one share of C2 common stock ("C2 Stock") for $4.00 per share for each share of Christiana held immediately prior to the Merger, with the objective of raising $20.8 million, $10.67 million of which will be utilized to fund the acquisition of the two-thirds ownership in Logistic by C2. Christiana shareholders may purchase additional shares of C2 subject to availability.

             The information required to be disclosed to the Company's shareholders by Schedule 13E-3 is contained in (i) the Schedule 14A filed by EVI and the Company with the Securities and Exchange Commission (the "Commission") on February 19 1998 (File No. 1-3846) and as amended by Amendment No. 1 filed on April 6, 1998 and Amendment No. 2 filed on April 27, 1998 and Amendment No. 3 filed on May 27, 1998, which includes, as a part thereof, the Joint Proxy Statement for EVI and the Company and a Prospectus relating to the EVI Shares (the "Schedule 14A") and (ii) the Form S-1 Registration Statement of C2, Inc. filed with the Commission on February 10, 1998 (Registration No. 333-46027) as amended by Amendment No. 1 filed on March 23, 1998 and Amendment No. 2 filed on April 22, 1998 and Amendment No. 3 filed on May 27, 1998, which includes, as a part thereof, the Prospectus relating to the sale of C2 Stock (the "C2 Registration Statement"). The following is a cross-reference sheet showing the location in the Schedule 14A and the C2 Registration Statement of the information required by Schedule 13E-3.

                              CROSS-REFERENCE SHEET

                              Unless otherwise specified, all references are
                                    to sections of the Schedule 14A or
                                   to the C2 Registration Statement (as
         Schedule 13E-3       indicated by footnote) or to Exhibits to this
    Item Number and Caption   statement which are incorporated by reference


    Item 1.   Issuer and
              Class of
              Security
              Subject to
              the
              Transaction.

         (a)  . . . . . . .  COVER PAGE TO JOINT PROXY STATEMENT
                             PROSPECTUS(a); INCORPORATION OF CERTAIN
                             DOCUMENTS BY REFERENCE(a); SUMMARY.(a)

         (b)  . . . . . . .  GENERAL INFORMATION ABOUT THE MEETINGS -
                             Record Date and Outstanding Shares.(a)

         (c)-(d). . . . . .  SUMMARY - Price Range of Common Stock(a);
                             PRICE RANGE OF COMMON STOCK AND DIVIDEND
                             POLICY(a).

         (e)  . . . . . . .  SUMMARY - Ancillary Transactions(a); COVER
                             PAGE OF C2 PROSPECTUS(b); SUMMARY(b); THE
                             OFFERING(b).

         (f)  . . . . . . .  Since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) the Company has not purchased any of its own securities and (ii) Sheldon B. Lubar purchased 2,500 shares of Company Common Stock on September 9, 1996 for $21.350 per share and 2,000 shares of Company Common Stock on September 19, 1996 for $22.250 per share. Sheldon B. Lubar is the sole shareholder of C2. Mr.Lubar acquired his 25 shares of C2 on December 11, 1997 for $4.00 per share.

    Item 2.   Identity and
              Background.

         (a)-(d); (g) . . .  PROSPECTUS SUMMARY(b); MANAGEMENT(b); STOCK
                             OWNERSHIP AND CERTAIN BENEFICIAL OWNERS -
                             Christiana(a).  Sheldon B. Lubar is a United
                             States citizen. The business addresses for the directors and executive officers of C2 (which includes Mr. Lubar) are as follows:

                             William T. Donovan - Director and Chairman
                             700 North Water Street
                             Suite 1200
                             Milwaukee, Wisconsin  53202

                             David J. Lubar - Director and President
                             700 North Water Street
                             Suite 1200
                             Milwaukee, Wisconsin  53202

                             David E. Beckwith - Secretary
                             777 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202-5367

                             Nicholas F. Brady - Director
                             Darby Advisors, Inc.
                             1133 Connecticut Avenue, N.W.
                             Suite 200
                             Washington, D.C.  20036

                             Albert O. Nicholas - Director
                             Nicholas Company, Inc.
                             700 North Water Street
                             Milwaukee, Wisconsin  53202

                             Sheldon B. Lubar - Director
                             700 North Water Street
                             Milwaukee, Wisconsin 53202

                             The addresses for the material occupations, positions, offices or employments for each of the directors and executive officers of C2 (which includes Mr. Lubar) during the last five years, which occupations, positions, offices or employments are described more fully under MANAGEMENT(b) are as follows:

                             William T. Donovan
                             C2, Inc.
                             Christiana Companies, Inc.
                             Lubar & Co.
                             (Prior to December, 1997,
                             777 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202)
                             (December, 1997 - Present,
                             700 North Water Street
                             Milwaukee, Wisconsin  53202)

                             David J. Lubar
                             C2, Inc.
                             Lubar & Co.
                             (Prior to December, 1997,
                             777 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202)
                             (December, 1997 - Present,
                             700 North Water Street
                             Milwaukee, Wisconsin  53202)

                             Oyvind Solvang
                             C2, Inc.
                             700 North Water Street
                             Suite 1200
                             Milwaukee, Wisconsin  53202

                             Cleary Gull Reiland & McDevitt, Inc.
                             Applied Power, Inc.
                             13000 West Silver Spring Drive
                             Butler, Wisconsin  53007

                             David E. Beckwith
                             Foley & Lardner
                             777 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202-5367

                             Nicholas F. Brady
                             Darby Advisors, Inc.
                             1133 Connecticut Avenue, N.W.
                             Suite 200
                             Washington, D.C.  20036

                             Sheldon B. Lubar
                             Lubar & Co.
                             Christiana Companies, Inc.
                             (Prior to December, 1997,
                             777 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202)
                             (December, 1997 - Present,
                             700 North Water Street
                             Milwaukee, Wisconsin  53202)

                             Albert O. Nicholas
                             Nicholas Company, Inc.
                             700 North Water Street
                             Milwaukee, Wisconsin  53202

         (e)-(f)  . . . . .  During the last five years, neither C2 nor any person controlling C2, nor, to the best
                             knowledge of C2, any of the directors or executivve officers of C2 including, without limitation, Sheldon B. Lubar, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


    Item 3.   Past
              Contacts,
              Transactions
              or
              Negotiations.

         (a)-(b)  . . . . .  SUMMARY(a); BACKGROUND ON THE
                             TRANSACTION(a); CHRISTIANA'S REASONS FOR THE
                             TRANSACTION(a); OPINIONS OF FINANCIAL ADVISORS
                             - Prudential Securities Opinion--American
                             Appraisal Opinion; ANCILLARY TRANSACTIONS(a); THE MERGER(a); INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION(a); PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS(a); NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS(a); DESCRIPTION OF CHRISTIANA - Certain Relationships and Related Transactions(a); STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS(a); COVER PAGE OF C2 PROSPECTUS(b); PROSPECTUS SUMMARY(b); RISK FACTORS(b); SUMMARY OF CERTAIN TERMS OF THE MERGER(b); PRO FORMA SUMMARY COMBINED BALANCE SHEET(b); PRO FORMA SUMMARY COMBINED STATEMENTS OF INCOME(b); BUSINESS(b); THE PURCHASE AGREEMENT(b); THE OFFERING(b); CERTAIN TRANSACTIONS(b); PRINCIPAL
                             SHAREHOLDERS(b).

     Item 4.  Terms of the
              Transaction.

         (a)  . . . . . . .  SUMMARY(a); GENERAL INFORMATION ABOUT THE
                             MEETINGS(a); BACKGROUND OF THE TRANSACTION(a); CHRISTIANA's REASONS FOR THE TRANSACTION(a); ANCILLARY TRANSACTIONS(a); THE MERGER(a); MATERIAL FEDERAL INCOME TAX CONSIDERATIONS(a); PROSPECTUS SUMMARY(b); SUMMARY OF CERTAIN TERMS OF THE MERGER(b); THE PURCHASE AGREEMENT(b); THE OPERATING AGREEMENT(b); THE OFFERING(b).

         (b)  . . . . . . .  ANCILLARY TRANSACTIONS(a); THE MERGER(a);
                             INTERESTS OF CERTAIN PERSONS IN THE
                             TRANSACTION(a); PROSPECTUS SUMMARY(b); THE
                             OFFERING(b); CERTAIN TRANSACTIONS(b).


    Item 5.   Plans or
              Proposals of
              the Issuer or
              Affiliate.

         (a)-(b); (e) . . .  EVI'S REASONS FOR THE TRANSACTION(a); THE
                             MERGER(a); ORGANIZATION OF EVI AND CHRISTIANA BEFORE AND AFTER THE TRANSACTION(a); ANCILLARY TRANSACTIONS(a); THE PURCHASE AGREEMENT(b); BUSINESS(b); MANAGEMENT(b)

         (c)  . . . . . . .  THE MERGER - Terms of the Merger - General
                             Description of the Merger - Management
                             Following Merger(a).

         (d)  . . . . . . .  THE MERGER -  General Description of the
                             Merger(a).

         (f)-(g). . . . . .  The Merger will result in Christiana Common
                             Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the suspension of Christiana's obligation to file reports pursuant to Section 15(d) of the Exchange Act.


    Item 6.   Sources and
              Amount of
              Funds or
              Other

         (a)  . . . . . . .  SUMMARY - The Merger(a); THE MERGER - Terms of
                             Consideration  the Merger(a); ANCILLARY
                             TRANSACTIONS(a).

         (b)  . . . . . . .  SUMMARY(a); PART II - ITEM 13 INFORMATION NOT
                             REQUIRED IN PROSPECTUS(b); OPINIONS OF
                             FINANCIAL ADVISORS(a). C2 will bear expenses associated with its offering of Common Stock pursuant to the C2 Registration Statement. These expenses are estimated as follows: (i) Securities and Exchange Commission filing fee, $6,140; (ii) Nasdaq listing fee, $10,000;
                             (iii) Blue Sky fees and expenses, $2,000; (iv) Transfer Agent expenses and fees, $3,000; (v) printing and engraving expenses, $30,000; (vi) accounting fees, $45,000; and (vii) legal fees, $70,000. Christiana will bear all expenses relating to the Merger, as well as the Logistic Sale, all as more detailed in the cross-references set forth above. Mr. Lubar will not personally bear any expenses relating to the Merger, the Logistic Sale or the C2 offering. See also "Christiana Reasons for the Merger".(a)

         (c)-(d)  . . . . .  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                             FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                             - Description of Credit Agreement(b).

    Item 7.   Purpose(s),
              Alternatives,
              Reasons and
              Effects.

         (a)  . . . . . . .  CHRISTIANA'S REASONS FOR THE TRANSACTION(a).

         (b)  . . . . . . .  BACKGROUND OF THE TRANSACTION(a).

         (c)  . . . . . . .  BACKGROUND OF THE TRANSACTION(a); CHRISTIANA'S
                             REASONS FOR THE TRANSACTION(a).

         (d)  . . . . . . .  SUMMARY - The Merger(a); ANCILLARY
                             TRANSACTIONS (a); THE MERGER(a); RISK FACTORS
                             - Assumed Liabilities and Indemnification
                             Obligations of the Company and TLC(b); RISK
                             FACTORS - Deficit of Earnings to Fixed
                             Charges(b); BUSINESS(b); THE OFFERING(b).


    Item 8.   Fairness of
              the
              Transaction.

         (a)-(b)  . . . . .  BACKGROUND OF THE TRANSACTION(a); CHRISTIANA'S
                             REASONS FOR THE TRANSACTION(a).  Both Mr.
                             Lubar and C2 believe the entire Transaction
                             (including the Merger and the Logistic Sale) are fair to unaffiliated shareholders of the Company.

         (c)  . . . . . . .  GENERAL INFORMATION ABOUT THE MEETINGS(a).

         (d)  . . . . . . .  BACKGROUND OF THE TRANSACTION(a)

         (e)  . . . . . . .  BACKGROUND OF THE TRANSACTION(a)

         (f)  . . . . . . .  Not applicable.

    Item 9.  Reports,
    opinions, Appraisals
    and Certain
    Negotiations.

         (a)-(c). . . . . .  OPINIONS OF FINANCIAL ADVISORS(a);  BACKGROUND
                             OF THE TRANSACTION(a); The opinions of
                             Prudential Securities Incorporated and
                             American Appraisal Associates, Inc. will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of Christiana or his or her representative which has been so designated in writing.

    Item 10. Interest in
    Securities of the
    Issuer.

         (a)  . . . . . . .  STOCK OWNERSHIP AND CERTAIN BENEFICIAL
                             OWNERS(a).

         (b)  . . . . . . .  Not applicable

    Item 11. Contracts,
    Arrangements or
    Understandings with
    Respect to the Issuer's
    Securities  . . . . . .  THE MERGER(a); GENERAL INFORMATION ABOUT THE
                             MEETING(a); THE OFFERING(b).

    Item 12. Present
    Intention and
    Recommendation of
    Certain Persons with
    Regard to the
    Transaction.

         (a)  . . . . . . .  GENERAL INFORMATION ABOUT THE MEETING(a).

         (b)  . . . . . . .  BACKGROUND OF THE TRANSACTION(a); CHRISTIANA'S
                             REASONS FOR THE TRANSACTION(a).

    Item 13. Other
    Provisions of the
    Transaction.

         (a)  . . . . . . .  THE MERGER(a)

         (b)-(c). . . . . .  Not applicable


    14.  Financial
    Information.

         (a)  . . . . . . .  CHRISTIANA'S CONSOLIDATED FINANCIAL
                             STATEMENTS(a); CHRISTIANA CONSOLIDATED
                             FINANCIAL STATEMENTS(a); The Company's ratio of earnings to fixed charges for its fiscal years ended June 30, 1996 and June 30, 1997 and for the six months ended December 31, 1997 was 1.10x, 1.84x and 1.19x, respectively. The Company's book value per share on June 30, 1997 and as of December 31, 1997 was $14.03 and $14.52, respectively.

         (b)  . . . . . . .  Not applicable.

    Item 15. Persons and
    Assets Employed,
    Retained or Utilized.

         (a)  . . . . . . .  MANAGEMENT(b).

         (b)  . . . . . . .  Not applicable.


    Item 16. Additional
    Information . . . . . .  Not applicable.


    Item 17.  Material to
    be Filed as Exhibits.


         (a)  . . . . . . .  Form of Credit Agreement, by and among
                             Logistic, Firstar Bank of Milwaukee, N.A., individually and as agent, and the lenders that are a party thereto (incorporated by reference to Exhibit 10 to the Registration Statement (Reg. No. 333-46027)).

         (b)(1) . . . . . .  Prudential Securities Opinion (incorporated by reference to Appendix E to Schedule 14A (File No. 1-3846)).

         (b)(2) . . . . . .  American Appraisal Opinion (incorporated by reference to Annex F to Schedule 14A (File No. 1-3846)).

         (c)(1) . . . . . .  Agreement and Plan of Merger, dated as of
                             December 12, 1997, by and among EVI, Sub, the Company and C2 (incorporated by reference to Appendix A of Schedule 14A (File No. 13846)).

         (c)(2) . . . . . .  Purchase Agreement, dated December 12, 1997, by and among EVI, Logistic, the Company and C2 (incorporated by reference to Appendix B to Schedule 14A (File No. 1-3846)).

         (c)(3) . . . . . .  Amended and Restated Operating Agreement, by
                             and among C2 and Christiana (incorporated by reference to Appendix C to Schedule 14A (File No. 1-3846)).

         (c)(4) . . . . . .  Amendment No. 1 to Agreement and Plan of
                             Merger and Logistic Purchase Agreement
                             (incorporated by reference to Appendix C to Schedule 14A (File No. 1-3846)).

         (d)(1) . . . . . .  Amendment No. 2 to Registration Statement (of
                             which the C2 Prospectus is a part) (Reg. No.
                             333-46027).

         (d)(2) . . . . . .  Amendment No. 2 to Schedule 14A (of which the
                             Joint Proxy Statement/Prospectus of the
                             Company and EVI is a part) (File No. 1-3846).

         (d)(3) . . . . . .  Form of Letter of Transmittal (incorporated by reference to Exhibit 4.4 to Registration
                             Statement (Reg. No. 333-46027)).

         (d)(4) . . . . . .  Amendment No. 3 to Schedule 14A (of which the
                             Joint Proxy Statement Prospectus of the
                             Company and EVI is a part (File No. 1-3846)).

         (e)  . . . . . . .  Dissenters' rights provisions of the Wisconsin
                             Business Corporation Law (incorporated by reference to Appendix H of Schedule 14A (File No. 1-3846)).

         (f)  . . . . . . .  Not applicable

   ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (a) The name of the issuer is CHRISTIANA COMPANIES, INC., a Wisconsin corporation (the "Company"). The address of its principal executive offices is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

        (b) The class of equity securities to which this Schedule 13E-3 relates is the Common Stock, par value $1.00 per share, of the Company. The amount of such class outstanding as of April 23, 1998 is 5,149,330. The approximate number of holders of record of such class as of April 23, 1998 is 920.

        (c) and (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - Price Range of Common Stock" and "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY" of the Schedule 14A, which is incorporated herein by reference.

        (e) Reference is hereby made to the information set forth in the section entitled "SUMMARY - Ancillary Transactions" of the Schedule 14A and on the Cover Page and under the sections entitled "SUMMARY" and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

        (f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) the Company has not purchased any of its own securities and (ii) Sheldon B. Lubar purchased 2,500 shares of Company Common Stock on September 9, 1996 for $21.350 per share and 2,000 shares of Company Common Stock on September 19, 1996 for $22.250 per share. Sheldon B. Lubar is the sole shareholder of C2. Mr. Lubar acquired his 25 shares of C2 on December 11, 1997 for $4.00 per share.

   ITEM 2.   IDENTITY AND BACKGROUND.

        (a)-(d) and (g)  This Schedule 13E-3 is being filed by C2 and Sheldon
   B. Lubar. Reference is hereby made to the information set forth in the sections entitled "PROSPECTUS SUMMARY" and "MANAGEMENT" of the C2 Registration Statement and the section entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS-Christiana" in the Schedule 14A, both of which are incorporated herein by reference. Sheldon B. Lubar is a United States citizen. The business addresses for the directors and executive officers of C2 (which includes Mr. Lubar) are as follows:

        William T. Donovan - Director and Chairman
        700 North Water Street
        Suite 1200
        Milwaukee, Wisconsin  53202

        David J. Lubar - Director and President
        700 North Water Street
        Suite 1200
        Milwaukee, Wisconsin  53202

        David E. Beckwith - Secretary
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202-5367

        Nicholas F. Brady - Director
        Darby Advisors, Inc.
        1133 Connecticut Avenue, N.W.
        Suite 200
        Washington, D.C.  20036

        Albert O. Nicholas - Director
        Nicholas Company, Inc.
        700 North Water Street
        Milwaukee, Wisconsin  53202

        Sheldon B. Lubar - Director
        700 North Water Street
        Milwaukee, Wisconsin  53202

        The addresses for the material occupations, positions, offices or employments for each of the directors and executive officers of C2 (which includes Mr. Lubar) during the last five years, which occupations, positions, offices or employments are described more fully under MANAGEMENT(b) are as follows:

        William T. Donovan
        C2, Inc.
        Christiana Companies, Inc.
        Lubar & Co.
        (Prior to December, 1997,
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202)
        (December, 1997 - Present,
        700 North Water Street
        Milwaukee, Wisconsin  53202)

        David J. Lubar
        C2, Inc.
        Lubar & Co.
        (Prior to December, 1997,
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202)
        (December, 1997 - Present,
        700 North Water Street
        Milwaukee, Wisconsin  53202)

        Oyvind Solvang
        C2, Inc.
        700 North Water Street
        Suite 1200
        Milwaukee, Wisconsin  53202

        Cleary Gull Reiland & McDevitt, Inc.
        100 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202

        Scinticor, Incorporated
        9051 West Heather Avenue
        Milwaukee, WI  53224

        David E. Beckwith
        Foley & Lardner
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202-5367

        Nicholas F. Brady
        Darby Advisors, Inc.
        1133 Connecticut Avenue, N.W.
        Suite 200
        Washington, D.C.  20036

        Sheldon B. Lubar
        Lubar & Co.
        Christiana Companies, Inc.
        700 North Water Street
        Suite 1200
        Milwaukee, Wisconsin  53202

        Albert O. Nicholas
        Nicholas Company, Inc.
        700 North Water Street
        Milwaukee, Wisconsin  53202

        Applied Power, Inc.
        13000 West Silver Spring Drive
        Butler, Wisconsin  53007

        David E. Beckwith
        Foley & Lardner
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202-5367

        Nicholas F. Brady
        Darby Advisors, Inc.
        1133 Connecticut Avenue, N.W.
        Suite 200
        Washington, D.C.  20036

        Sheldon B. Lubar
        Lubar & Co.
        Christiana Companies, Inc.
        (Prior to December, 1997,
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin  53202)
        (December, 1997 - Present,
        700 North Water Street
        Milwaukee, Wisconsin  53202)

        Albert O. Nicholas
        Nicholas Company, Inc.
        700 North Water Street
        Milwaukee, Wisconsin  53202

        (e) and (f) None of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

   ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a) and (b) Reference is hereby made to the information set forth in the sections entitled "SUMMARY," "BACKGROUND ON THE TRANSACTION," "CHRISTIANA'S REASONS FOR THE TRANSACTION," "OPINIONS OF FINANCIAL ADVISORS - Prudential Securities Opinion--American Appraisal Opinion," "ANCILLARY TRANSACTIONS," "THE MERGER," "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION," "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS," "NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS," DESCRIPTION OF CHRISTIANA - Certain Relationships and Related Transactions," and "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the
   Schedule 14A and the Cover Page and the sections entitled "PROSPECTUS SUMMARY," "RISK FACTORS," "SUMMARY OF CERTAIN TERMS OF THE MERGER," PRO FORMA SUMMARY COMBINED BALANCE SHEET," "PRO FORMA SUMMARY COMBINED STATEMENTS OF INCOME," "BUSINESS," "THE PURCHASE AGREEMENT," "THE OFFERING," "CERTAIN TRANSACTIONS," and "PRINCIPAL SHAREHOLDERS" in the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 4.   TERMS OF THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY," "GENERAL INFORMATION ABOUT THE MEETINGS," "BACKGROUND OF THE TRANSACTION," "CHRISTIANA's REASONS FOR THE TRANSACTION." "ANCILLARY TRANSACTIONS," "THE MERGER," and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" of the Schedule 14A and the sections entitled "PROSPECTUS SUMMARY," "SUMMARY OF CERTAIN TERMS OF THE MERGER," THE PURCHASE AGREEMENT," "THE OPERATING AGREEMENT," and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

        (b) Reference is hereby made to the information set forth in the sections entitled "ANCILLARY TRANSACTIONS," "THE MERGER," and "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION" of the Schedule 14A and the sections entitled "PROSPECTUS SUMMARY," "THE OFFERING" AND "CERTAIN TRANSACTIONS" of the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 5.   PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

        Other than as set forth herein or in the Schedule 14A or C2 Registration Statement, neither the Company, any affiliate of the Company, C2 nor Mr. Lubar have any plan or proposal regarding activities or transactions which are to occur after the Transaction which relate to or result in:

        (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, C2 or any of their subsidiaries;

        (ii) A sale or transfer of a material amount of assets of the Company, C2 or any of their subsidiaries;

        (iii) Any change in the present board of directors or management of the Company or C2 including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

        (iv) Any material change in the present dividend rate or policy or indebtedness or capitalization of the Company or C2;

        (v) Any other material change in the Company's or C2's corporate structure or business;

        (vi) A class of equity securities of the Company or C2 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (vii) The suspension of the Company's or C2's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

        (a), (b) and (e) Reference is hereby made to the information set forth in the sections entitled "EVI'S REASONS FOR THE TRANSACTION," "THE MERGER," "ORGANIZATION OF EVI AND CHRISTIANA BEFORE AND AFTER THE TRANSACTION," and "ANCILLARY TRANSACTIONS" in the Schedule 14A and sections "THE PURCHASE AGREEMENT," "BUSINESS" and "MANAGEMENT" of the C2 registration Statement, both of which are incorporated herein by reference. Except as set forth in the Schedule 14A of the C2 Registration Statement, neither C2 nor Sheldon B. Lubar have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities.

        (c) Reference is hereby made to the information set forth in the sections entitled "THE MERGER - Terms of the Merger - General Description of the Merger - Management Following Merger" of the Schedule 14A which is incorporated herein by reference.

        (d) Reference is hereby made to the information set forth in the section entitled "THE MERGER - General Description of the Merger of the
   Schedule 14A" which is incorporated herein by reference.

        (f) and (g) The Merger will result in Company Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the suspension of Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

   ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "THE MERGER - Terms of the Merger," and "ANCILLARY TRANSACTIONS" of the Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the section entitled "OPINIONS OF FINANCIAL ADVISORS" of the Schedule 14A, which is incorporated herein by reference.

        (c)-(d)  Reference is hereby made to the section entitled
   "MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Description of Credit Agreement" in the C2 Registration Statement, which is incorporated herein by reference.

   ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a) Reference is hereby made to the information set forth in the section entitled "CHRISTIANA'S REASONS FOR THE MERGER" of Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (c) Reference is hereby made to the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the
   Schedule 14A, which is incorporated herein by reference.

        (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "ANCILLARY TRANSACTIONS" and "THE MERGER" of the Schedule 14A and the sections entitled "RISK FACTORS - Assumed Liabilities and Indemnification Obligations of the Company and TLC," "RISK FACTORS - Deficit of Earnings to Fixed Charges," "BUSINESS" and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 8.   FAIRNESS OF THE TRANSACTION.

        (a)-(b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (c) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETINGS" of the Schedule 14A, which is incorporated herein by reference.

        (d)-(e) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (f)  No such offer has been received.

   ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a)-(c) Reference is hereby made to the information set forth in the sections entitled "OPINIONS OF FINANCIAL ADVISORS" and "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference. The opinions of Prudential Securities Incorporated and American Appraisal Associates, Inc. will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of Christiana or his or her representative which has been so designated in writing.

   ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) Reference is hereby made to the information set forth in the section entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the Schedule 14A, which is incorporated herein by reference.

   ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        Reference is hereby made to the information set forth in the sections entitled "THE MERGER" and "GENERAL INFORMATION ABOUT THE MEETINGS" of the
   Schedule 14A and the section entitled "THE OFFERING" of the C2
   Registration Statement both of which are incorporated herein by reference.

   ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETING" of the Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

   ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the section entitled "THE MERGER" of the Schedule 14A, which is incorporated herein by reference.

        (b)  None.

        (c)  Not applicable.

   ITEM 14.  FINANCIAL INFORMATION.

        (a) Reference is hereby made to the information set forth in the sections entitled "CHRISTIANA'S CONSOLIDATED FINANCIAL STATEMENTS" and "CHRISTIANA CONSOLIDATED FINANCIAL STATEMENTS" to the Schedule 14A, which is incorporated herein by reference. The Company's ratio of earnings to fixed charges for its fiscal years ended June 30, 1996 and June 30, 1997 and for the six months ended December 31, 1997 was 1.10x, 1.84x and 1.19x, respectively. The Company's book value per share on June 30, 1997 and as of December 31, 1997 was $14.03 and $14.52, respectively.

        (b) The information requested herein is not material since, following the Merger, the Company will be a wholly-owned subsidiary of EVI with no operations. In addition, the Merger will result in shares of Company Common Stock being automatically converted into the consideration described above in this Schedule 13E-3 under the heading "Introduction."

   ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

        (a) Reference is hereby made to the section entitled "MANAGEMENT" of the C2 Registration Statement, which is incorporated by reference herein.

        (b)  Not applicable.

   ITEM 16.  ADDITIONAL INFORMATION.

        Reference is hereby made to the entire text of the Schedule 14A and the C2 Registration Statement both of which are incorporated herein by reference.

   ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)  --        Form of Credit Agreement, by and among Logistic, Firstar
                  Bank of Milwaukee, N.A. individually and as agent, and the lenders that are a party thereto (incorporated by reference to Exhibit 10 to the Registration Statement (Reg. No. 1-
                  3846)).

   (b)(1)    --   Prudential Securities Opinion (incorporated by reference to
                  Appendix E to Schedule 14A (file No. 1-3846)).

   (b)(2)    --   American Appraisal Opinion (incorporated by reference to
                  Annex G to Schedule 14A (File No. 1-3846)).

   (c)(1)    --   Agreement and Plan of Merger, dated as of December 12,
                  1997, by and among EVI, Sub, the Company and C2
                  (incorporated by reference to Appendix A of Schedule 14A
                  (File No. 1-3846))

   (c)(2)    --   Purchase Agreement, dated December 12, 1997, by and among
                  EVI, Logistic, the Company and C2 (incorporated by reference to Appendix B to Schedule 14A (File No. 1-
                  3846)).

   (c)(3)    --   Amended and Restated Operating Agreement,l by and among C2 and Christiana (incorporated by reference to Appendix C to Schedule 14A (File No. 1-3846)).

   (c)(4)    --   Amendment No. 1 to Agreement and Plan of Merger and
                  Logistic Purchase Agreemernt (incorporated by reference to
                  Appendix C to Schedule 14A (File No. 1-3846)).

   (d)(1)    --   Amendment No. 2 to Registration Statement (of which the C2
                  Prospectus is a part) (File No. 1-3846).

   (d)(2)    --   Amendment No. 2 to Schedule 14A (of which the Joint Proxy
                  Statement/Prospectus of the Company and EVI is a part)
                  (File No. 1-3846).

   (d)(3)    --   Form of Letter or Transmittal (incorporated by reference to
                  Exhibit 4.4 to Registration Statement (Reg. No. 333-
                  46027)).

   (d)(4)    --   Amendment No. 3 to Schedule 14A (of which the Joint Proxy
                  Statement Prospectus of the Company and EVI is a part (File
                  No. 1-3846)).

   (e)  --        Dissenters' rights provisions of the Wisconsin Business
                  Corporation Law (incorporated by reference to Appendix H of
                  Schedule 14A (File No. 1-3846)).

   (f)  --        Not applicable

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    May 27, 1998


                                 C2, INC.


                                 By:  /s/ William T. Donovan
                                           William T. Donovan
                                           Chairman


                                 By:  /s/ Sheldon B. Lubar
                                           Sheldon B. Lubar

                                  EXHIBIT INDEX

                                                            Sequentially
                                                              Numbered
    Exhibit Number and Description                              Page



    (a)      --   Form of Credit Agreement, by and among
                  Logistic, Firstar Bank of Milwaukee,
                  N.A. individually and as agent, and the
                  lenders that are a party thereto
                  (incorporated by reference to Exhibit 10 to the Registration Statement (Reg. No.
                  1-3846)).

    (b)(1)   --   Prudential Securities Opinion
                  (incorporated by reference to  Appendix
                  F to Schedule 14A (File No. 1-3846)).

    (b)(2)   --   American Appraisal Opinion (incorporated
                  by reference to Annex G to Schedule 14A
                  (File No. 1-3846)).

    (c)(1)   --   Agreement and Plan of Merger, dated as
                  of December 12, 1997, by and among EVI,
                  Sub, the Company and C2 (incorporated by reference to Appendix A of Schedule 14A
                  (File No. 1-3846)).

    (c)(2)   --   Purchase Agreement, dated December 12,
                  1997, by and among EVI, Logistic, the
                  Company and C2 (incorporated by
                  reference to Appendix B to Schedule 14A
                  (File No. 1-3846)).

    (c)(3)   --   Amended and Restated Operating Agreement
                  by and among C2 and Christiana
                  (incorporated by reference to Appendix D to Schedule 14A (File No. 1-3846)).

    (c)(4)   --   Amendment No. 1 to Agreement and Plan of
                  Merger and Logistic Purchase Agreement
                  (incorporated by reference to Appendix C to Schedule 14A (File No. 1-3846)).

    (d)(1)   --   Amendment No. 2 to Registration
                  Statement (of which the C2 Prospectus is a part) (File No. 1-3846).

    (d)(2)   --   Amendment No. 2 to Schedule 14A (of
                  which the Joint Proxy
                  Statement/Prospectus of the Company and
                  EVI is a part) (File No. 1-3846).

    (d)(3)   --   Form of Letter or Transmittal
                  (incorporated by reference to Exhibit
                  4.4 to Registration Statement (Reg. No.
                  333-46027)).

    (d)(4)   --   Amendment No. 3 to Schedule 14A (of
                  which the Joint Proxy Statement
                  Prospectus of the Company and EVI is a
                  part (File No. 1-3846)).

    (e)      --   Dissenters' rights provisions of the
                  Wisconsin Business Corporation Law
                  (incorporated by reference to Appendix H of Schedule 14A (File No. 1-3846)).

    (f)      --   Not applicable